Exhibit 99.4

MERCER PARK BRAND ACQUISITION CORP.

FINANCIAL STATEMENTS

APRIL 16, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

Independent Auditor's Report

To the Shareholders of Mercer Park Brand Acquisition Corp.:

Opinion

We have audited the financial statements of Mercer Park Brand Acquisition Corp. (the "Corporation"), which comprise the statement of financial position as at December 31, 2019, and the statements of operations and comprehensive loss, changes in shareholders’ deficiency and cash flows for the period from April 16, 2019 (date of incorporation) to December 31, 2019, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2019, and its financial performance and its cash flows for the period from April 16, 2019 to December 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Corporation in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Corporation’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Corporation’s financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Corporation’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Corporation to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Pierrette Dosanjh.

Toronto, Ontario March 27, 2020	Chartered Professional Accountants Licensed Public Accountants

Mercer Park Brand Acquisition Corp. Statement of Financial Position (Expressed in United Stated Dollars)

As at December 31, 2019
ASSETS

Current
Cash and cash equivalents	$4,127,262
Prepaid expenses	140,869
4,268,131

Restricted cash and short-term investments held in escrow (note 5)	405,796,047
Deferred tax asset	713,425
Total assets	$410,777,603

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$144,757
Current tax payable	713,425
Due to related parties (note 11)	172,214
1,030,396

Deferred underwriters' commission (note 9)	16,100,000
Class A Restricted Voting Shares subject to redemption (note 6)	394,450,000
Warrant liability (note 7)	6,313,280
Total liabilities	417,893,676

Shareholders' deficiency
Share capital (note 8(a))	1,022,090
Warrants (note 7)	11,795,133
Deficit	(19,933,296)
Total shareholders' deficiency	(7,116,073)
Total liabilities and shareholders' deficiency	$410,777,603

The accompanying notes are an integral part of these financial statements.

Subsequent event (note 15)

Organization and nature of operations (note 1)

Approved on behalf of the Board:

"Jonathan Sandelman", Director

"Charles Miles", Director

Mercer Park Brand Acquisition Corp. Statement of Operations and Comprehensive Loss (Expressed in United States Dollars)

From April 16, 2019 (Date of Incorporation) to December 31, 2019
Revenue
Interest income	$3,296,977

Expenses
Transaction costs (note 9)	21,867,797
Net unrealized loss on changes in the fair value of financial liabilities (notes 6 and 7)	896,990
General and administrative (note 10)	381,137
Travel	85,000
Foreign exchange	(651)
23,230,273
Net loss before income taxes	(19,933,296)

Income taxes
Current tax expense	713,425
Deferred tax recovery	(713,425)
-
Net loss and comprehensive loss for the period	$(19,933,296)

Basic and diluted net loss per Class B shares	$(2.15)
Weighted average number of Class B Shares outstanding (basic and diluted)	9,253,693

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp. Statement of Cash Flows (Expressed in United States Dollars)

From April 16, 2019 (Date of Incorporation) to December 31, 2019
Operating activities
Net loss for the period	$(19,933,296)
Non-cash items included in net loss and other adjustments:
Accrued interest income	(790,164)
Transaction costs associated with financing activities (note 9)	21,867,797
Net unrealized loss on changes in the fair value of financial liabilities	896,990
Changes in non-cash working capital items:
Prepaid expenses	(140,869)
Accounts payable and accrued liabilities	144,757
Due to related party	172,214
Net cash provided by operating activities	2,217,429
Investing activity
Investment in restricted cash and short-term investments held in escrow	(405,005,883)
Net cash used in investing activity	(405,005,883)
Financing activities
Proceeds from issuance of Class B Shares to Founders (note 8(a))	25,010
Proceeds from issuance of Class B Units (note 8(a))	1,090,000
Proceeds from issuance of Warrants to Founders (note 7)	9,810,000
Proceeds from issuance of Class A Restricted Voting Units (note 6)	402,500,000
Transaction costs (note 9)	(6,509,294)
Net cash provided by financing activities	406,915,716
Net change in cash and cash equivalents during the period	4,127,262
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$4,127,262

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp. Statement of Changes in Shareholders' Deficiency (Expressed in United States Dollars)

	Share Capital		Warrants
	Number	Amount	Number	Amount	Deficit	Total
From commencement of operations on April 16, 2019	-	$-	-	$-	$-	$-
Issuance of Class B Shares in connection with organization of the Corporation (note 8(a))	1	10	-	-	-	10
Issuance of Class B Shares to Founders (note 1 and note 8(a))	10,089,750	25,000	-	-	-	25,000
Issuance of Class B Units to Sponsor (note 1 and note 8(a))	109,000	1,090,000	-	-	-	1,090,000
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 6)	-	-	20,125,000	12,477,500	-	12,477,500
Allocation of proceeds received pursuant to the Offering and attributed to Warrants (note 1 and note 8(a))	-	(33,790)	-	-	-	(33,790)
Transaction costs (note 9)		(59,130)	-	(682,367)	-	(741,497)
Net loss and comprehensive loss for the period	-		-	-	(19,933,296)	(19,933,296)
Balance, December 31, 2019	10,198,751	$1,022,090	20,125,000	$11,795,133	$(19,933,296)	$(7,116,073)

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

1.	Organization and nature of operations

Mercer Park Brand Acquisition Corp. (the “Corporation”) is a special purpose acquisition corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019, and is domiciled in Canada. The registered office of the Corporation is located at 700 West Georgia Street (25th floor), Vancouver, British Columbia, V7Y1B3. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the overallotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). Each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, will become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the IPO. As a result of the exercise of the over-allotment option, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants.

Concurrent with the completion of the Offering, the Founders purchased an aggregate of 10,089,750 Class B Shares ("Founders' Shares"), consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant.

Prior to the closing of the Qualifying Transaction, the Class B Shares will convert on a 100-for-1 basis into Multiple Voting Shares.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

1.	Organization and nature of operations (continued)

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, being 40 days following the closing of the Offering, which trade under the symbols “BRND.A.U”, and “BRND.WT", respectively. The Class B Shares issued to the Founders and the Class B Units and Founders' Warrants issued to the Sponsor will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lessor amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

1.	Organization and nature of operations (continued)

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

2.	Basis of presentation

These financial statements of the Corporation as at December 31, 2019 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019 (the “December 2019 Financial Statements”) have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and with interpretations of the International Financial Reporting Interpretations Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Chartered Professional Accountants of Canada Handbook – Accounting. The December 2019 Financial Statements were authorized for issuance by the Board of Directors on March 27, 2020.

The significant accounting policies and methods of application adopted by the Corporation in the preparation of the December 31, 2019 Financial Statements are provided in note 3.

3.	Summary of significant accounting policies

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of presentation

These financial statements have been prepared under the historical cost convention, except for the carrying value of Class A Restricted Voting Shares subject to redemption and warrant liability, which are measured at fair value as determined at each reporting date. The Corporation's functional and presentation currency is US dollars.

Financial instruments

Recognition

The Corporation recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value, and are derecognized either when the Corporation has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Corporation has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

3.	Summary of significant accounting policies (continued)

Financial instruments (continued)

Classification and Measurement

The Corporation determines the classification of its financial instruments at initial recognition. Financial assets are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,

•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

•	amortized cost; or

•	FVTPL, if the Corporation has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives).

The Corporation reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Corporation’s financial assets consist of cash and cash equivalents and restricted cash and short-term investments held in escrow, which are classified and subsequently measured at FVTPL. The Corporation’s financial liabilities consist of accounts payable and accrued liabilities, due to related parties and deferred underwriters' commission, which are classified and subsequently measured at amortized cost using the effective interest method. In addition, the Corporation’s financial liabilities also include Class A Restricted Voting Shares subject to redemption and warrant liability which are classified and subsequently measured at FVTPL.

Financial instruments (continued)

Classification and Measurement (continued)

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

•	Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

3.	Summary of significant accounting policies (continued)

•	Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Corporation assesses all information available, including on a forward-looking basis the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Corporation compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forwardlooking information.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Earnings (loss) per share

Basic earnings or loss per share is computed by dividing the net earnings or loss attributable to shareholders by the weighted average number of shares outstanding during the period, excluding Class A Restricted Voting Shares subject to redemption. Diluted earnings or loss per share, where applicable, is calculated by adjusting the weighted average number of shares outstanding for dilutive instruments by applying the treasury stock method.

4.	Critical accounting judgments, estimates and assumptions

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its Financial Statements.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

3.	Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

Certain financial instruments are recorded in the Corporation’s statement of financial position at values that are representative of or approximate their fair value. The fair value of a financial instrument that is traded in active markets at each reporting date is determined by reference to its quoted market price. If the financial instrument does not trade on an active market, the Corporation will use an option-pricing model to measure the fair value of the financial instrument. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instrument. Changes in the underlying trading value or estimates may significantly affect the amount of net income or loss for a particular period. Furthermore, the quoted market price or option price of a financial liability may not be equal to the amount that the Corporation may have to pay in settlement of the underlying obligation, should such obligation become immediately payable. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that the basis for determination of fair value is appropriate.

Warrant Valuations

Pursuant to the Corporation’s Offering of Class A Restricted Voting Units, the Corporation issued Warrants. The Corporation also issued Warrants as part of the Class B Units issued to Founders and has also issued the Founders Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the Warrant. To the extent a quoted market value is not available, the Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the optionpricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the Warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Corporation reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

5.	Restricted cash and short-term investments held in escrow

December 31, 2019
Restricted cash	$35,460
Investments in United States Treasury Bills	404,970,423
Accrued interest	790,164
Restricted cash and short-term investments held in escrow	$405,796,047

6.	Class A restricted voting shares subject to redemption

Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares prior to the closing of a Qualifying Transaction. Following closing of the Qualifying Transaction, the Corporation will not issue any Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Prior to the consummation of a Qualifying Transaction, holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of customary annual general meeting matters, held only to consider the election and/or removal of directors and auditors. The holders of Class A Restricted Voting Shares are, however, entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the Permitted Timeline and of a proposed Qualifying Transaction.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds, net of applicable taxes and other permitted deductions, from the Escrow Account: (i) in the event that the Corporation does not complete a Qualifying Transaction within the Permitted Timeline; (ii) in the event of a Qualifying Transaction; and (iii) in the event of an extension to the Permitted Timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Fair value of Class A restricted voting shares subject to redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as financial liabilities at FVTPL.

Fair value of Class A restricted voting shares subject to redemption -- issued and outstanding

	Number	Amount
From commencement of operations on April 19, 2019	-	$-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	35,000,000	350,000,000
Issuance of Class A Restricted Voting Shares pursuant to the over-allotment option	5,250,000	52,500,000
	40,250,000	402,500,000
Adjusted for:
Allocation of proceeds received pursuant to the Offering and attributed to Warrants	-	(12,477,500)
Fair value adjustment	-	4,427,500
Balance, December 31, 2019	40,250,000	$394,450,000

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

6.	Class A restricted voting shares subject to redemption (continued)

The fair value of the Corporation’s Class A restricted voting shares increased to $394,450,000 as the Class A Restricted Voting Shares bid price on December 31, 2019 was $9.80. The warrants were bifurcated using an option pricing model with the following inputs: Volatility: 80%; Expected Life: 21 months; Risk Free Rate: 1.47%; Dividend Yield: 0%.

7.	Warrant liability

As at December 31, 2019, the Corporation had 29,989,500 Warrants issued and outstanding, comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units, 9,810,000 Founders’ Warrants, and 54,500 Warrants forming part of the Class B Units.

All Warrants will become exercisable only commencing 65 days after the completion of our Qualifying Transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, will become one Subordinate Voting Share) at a price of $11.50 per share. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares at a price below their exercise price. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30 trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided.

The Warrants will not be entitled to the proceeds from the Escrow Account. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares of the Corporation. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder is expected to be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by shareholders.

Restrictions on Transfer of Founders’ Warrants

The Founders have agreed not to transfer any of their Founders’ Warrants until after the closing of the Qualifying Transaction without the prior consent of the Exchange, except for transfers required due to the structuring of the Qualifying Transaction or to permitted transferees, with the Exchange’s consent, in which case such restriction will apply to the securities received in connection with the Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Founders’ Warrants, including Subordinate Voting Shares issuable on exercise of the Founders’ Warrants, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

7.	Warrant liability (continued)

Fair value of Warrants

As the number of subordinated voting shares to be issued by the Corporation upon exercise of the Warrants underlying the Class B units to the Sponsor and the Warrants held by Founders is not fixed and fail the "fixed-for-fixed" criteria for equity classification, these warrants have been classified as derivative liabilities to be measured at FVTPL. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the optionpricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrants. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Warrants held by non-founders do not fail the "fixed-for-fixed" criteria and as such are classified as equity.

Warrants - Issued and Outstanding

	Number	Amount
From commencement of operations on April 16, 2019	-	$-
Warrants issued in connection with:
Issuance to Founders	9,810,000	9,810,000
Issuance of Class B Units to Sponsor	54,500	33,790
	9,864,500	9,843,790
Adjusted for:
Fair value adjustment	-	(3,530,510)
Balance, December 31, 2019	9,864,500	$6,313,280

The fair value of the Corporation’s Warrants decreased to $6,313,280. As these warrants are not listed, the Corporation used an option pricing model to determine the fair value of these warrants as at December 31, 2019. Inputs to the model were as follows: Volatility: 80%; Expected Life: 15 months (21 months on Day 1); Risk Free Rate: 1.47%; Dividend Yield: 0%.

20,125,000 Warrants were treated as equity, as they are not redeemable or puttable, and are excluded from the table above. They are included in the Statement of Changes in Shareholders' Deficiency.

8.	Shareholders' deficiency

a) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B Shares without nominal or par value prior to closing of the Qualifying Transaction. Following closing of the Qualifying Transaction, the Corporation will not issue any Class A Restricted Voting Shares. The holders of Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of a vote to elect and/or remove directors and auditors prior to the closing of a qualifying acquisition or approve an extension of the Permitted Timeline within which the Corporation is required to complete its Qualifying Transaction, which will only be voted upon by holders of Class A Restricted Voting Shares. The voting rights of holders of Class B Shares are otherwise identical to those applicable to the publicly held Class A Restricted Voting Shares.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

8.	Shareholders' deficiency (continued)

a) Class B Shares (continued)

Redemption rights

Holders of Class B Shares do not have any redemption rights with respect to its Class B Shares, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Transaction within the Permitted Timeline.

Restrictions on transfer, assignment or sale of Founders' Shares

The holders of the Founders’ Shares have agreed not to transfer, assign or sell any of their Founders’ Shares prior to completion of the Corporation’s Qualifying Transaction, and following completion of a Qualifying Transaction, they have agreed not to sell or transfer any of their Founders’ Shares unless:

☐ The holders of the Founders’ Shares have agreed not to transfer, assign or sell any of their Founders’ Shares, unless transferred, assigned or sold to permitted transferees with the Exchange’s consent, prior to completion of the Corporation’s Qualifying Transaction; or Following completion of the Corporation’s Qualifying Transaction, the Founders’ Shares, including the Multi-Voting Shares into which the Founders’ Shares are convertible, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

Class B Shares - Issued and Outstanding

	Number	Amount
From commencement of operations on April 16, 2019	-	$-
Issuance of Class B Shares in connection with organization of the Corporation (1)	1	10
Issuance of Class B Shares to Founders	10,089,750	25,000
Issuance of Class B Shares to Sponsor pursuant to Class B Units	109,000	1,090,000
	10,198,751	1,115,010
Adjusted for:
Allocation of proceeds received pursuant to the Offering and attributed to Warrants (note 7)	-	(33,790)
Transaction costs	-	(59,130)
Balance, December 31, 2019	10,198,751	$1,022,090

(1) On April 16, 2019, in connection with the organization of the Corporation, the Corporation issued 1 Class B Share in exchange for proceeds of $10, of which 1 Class B Share is owned by the Sponsor.

b) Subordinated Voting Shares

The Corporation is authorized to issue an unlimited number of subordinated voting shares without nominal or par value. No subordinated voting shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

9.	Transaction costs

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to the date of the statement of financial position that are directly related to the Offering.

Transaction costs incurred amounted to $22,609,294 (including $22,137,500 in underwriters’ commission of which $16,100,000 is deferred and payable only upon completion of a Qualifying Transaction). Transaction costs were expensed to the statement of operations as incurred, except for $741,497 of transaction costs that were allocated to shareholders’ deficiency as they were determined to be in respect of the issuance of Class B Shares.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Transaction costs incurred from commencement of operations on April 16, 2019 to December 31, 2019 were allocated as follows:

	Shareholders'	Statement of
	Deficiency	Operations	Total
Underwriter's commission	$198,006	$5,839,494	$6,037,500
Deferred underwriter's commission	528,016	15,571,984	16,100,000
Professional fees (legal, accounting, etc.)	13,676	403,341	417,017
Underwriter's out-of-pocket expenditures	1,799	52,978	54,777
	$741,497	$21,867,797	$22,609,294

Underwriter's commission

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $ $6,037,500, representing $0.15 per Class A Restricted Voting Unit to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit), 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lessor amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

10.	General and administrative expenses

From April 16, 2019 (Date of Incorporation) to December 31, 2019
Public company filing and listing costs	$205,453
General office expenses	175,684
$381,137

11.	Related party transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2019, the Corporation accrued $85,000 in respect of these services.

On May 13, 2019 the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

From April 16, 2019 (Date of Incorporation) to December 31, 2019, the Corporation paid professional fees of $12,926 to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation's Chief Financial Officer is President. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at December 31, 2019, Marrelli Support was owed $2,214 and was included in accounts payable and accrued liabilities on the Corporation's statement of financial position.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

From April 16, 2019 (Date of Incorporation) to December 31, 2019, Ayr Strategies Inc. ("Ayr"), a company with common management, incurred travel costs on behalf of the Corporation. As at December 31, 2019, the Corporation owed Ayr $85,000 and was included in due to related parties on the Corporation's statement of financial position. This is based on a cash-call-basis from Ayr.

12.	Capital management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption and warrant liability. The following table summarizes the carrying value of the Corporation’s capital as at December 31, 2019:

Shareholders' deficiency	$(7,116,073)
Class A Restricted Voting Shares subject to redemption	394,450,000
Warrant liability	6,313,280
Balance, December 31, 2019	$393,647,207

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

12.	Capital management (continued)

(b) Liquidity

As at December 31, 2019, the Corporation had $4,127,262 in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

13.	Financial instruments

Fair value measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation’s statement of financial position as at December 31, 2019, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the 2019 Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

	Carrying value as at	Fair value as at December 31, 2019
	December 31, 2019	Level 1	Level 2	Level 3
	($)	($)	($)	($)
Financial assets
Cash and cash equivalents	4,127,262	4,127,262	-	-
Restricted cash and short-term investments held in escrow	405,796,047	405,796,047	-	-
Financial liabilities
Class A Restricted Voting Shares subject to redemption	394,450,000	394,450,000	-	-
Warrant liability	6,313,280	-	6,313,280	-

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance.

13.            Financial instruments (continued)

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to fair value risk in respect of its Class A Restricted Voting Shares subject to redemption and warrant liability, which are carried in the Corporation’s financial statements at their fair value. A 1% increase in the fair value of Class A Restricted Voting Shares and warrant liability would result in an increase in net loss from April 16, 2019 (Date of Incorporation) to December 31, 2019 of $4,007,633. A 1% decrease in the fair value of Class A Restricted Voting Shares and warrant liability would result in a decrease in net loss from April 16, 2019 (Date of Incorporation) to December 31, 2019 $4,007,633.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure to currency risk as the Corporation transacts minimally in any currency other than the United States dollar.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

14.            Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2019 - 27%) to the effective tax rate is as follows:

From April 16, 2019 (Date of Incorporation) to December 31, 2019
Loss before tax at statutory rate	$(19,933,296)
Effect on taxes of:
Expected income tax recovery	(5,381,990)
Non-deductible expenses	242,190
Share issue costs booked through equity	(49,460)
Change in tax benefits not recognized	5,189,260
Income tax (recovery) expense	$-

Mercer Park Brand Acquisition Corp. Notes to Financial Statements From April 16, 2019 (Date of Incorporation) To December 31, 2019 (Expressed in United States Dollars)

14.       Income taxes (continued)

The Corporation's income tax (recovery) is allocated as follows:

From April 16, 2019 (Date of Incorporation) to December 31, 2019
Current tax expense	$713,425
Deferred tax recovery	(713,425)
$-

Deferred tax

The following table summarizes the components of deferred tax:

December 31, 2019
Deferred tax assets
Share issue costs	$713,430

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

December 31, 2019
Deferred underwriters' commission	$16,100,000
Share issue costs	3,119,490
$19,219,490

Share issue and financing costs will be fully amortized in 2024.

15.            Subsequent event

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

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